SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT NO. 1

to

ANNUAL REPORT

of

KfW

(Name of Registrant)

Date of end of last fiscal year: December 31, 2021

SECURITIES REGISTERED

(As of the close of the fiscal year)*

TITLE OF ISSUE	AMOUNT AS TO WHICH REGISTRATION IS EFFECTIVE	NAMES OF EXCHANGES ON WHICH REGISTERED
N/A	N/A	N/A

*	The registrant files annual reports on Form 18-K on a voluntary basis.

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

KRYSTIAN CZERNIECKI

Sullivan & Cromwell LLP

Neue Mainzer Strasse 52

60311 Frankfurt am Main, Germany

The undersigned registrant hereby amends its Annual Report on Form 18-K for the fiscal year ended December 31, 2021, as follows:

-	Exhibit (d) is hereby amended by adding the text under the caption “Presentation of Financial and Other Information” on page 1 hereof to the “Presentation of Financial and Other Information” section;

-	Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—KfW” on pages 2 to 6 hereof to the “Recent Developments—KfW” section;

-

Exhibit (d) is hereby amended by replacing the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” with the text under the caption “Recent Developments—The Federal Republic of Germany—Overview of Key Economic Figures” on pages 7 to 10 hereof; and

-

Exhibit (d) is hereby amended by adding the text under the caption “Recent Developments—The Federal Republic of Germany—Other Recent Developments” on pages 10 to 12 hereof to the “Recent Developments—The Federal Republic of Germany—Other Recent Developments” section.

This report is intended to be incorporated by reference into KfW’s prospectus dated November 19, 2021 and any future prospectus filed by KfW with the Securities and Exchange Commission to the extent such prospectus states that it incorporates by reference this report.

-i-

-ii-

PRESENTATION OF FINANCIAL AND OTHER INFORMATION

On August 10, 2022, the euro foreign exchange reference rate as published by the European Central Bank was EUR 1.00 = U.S. dollar 1.0252 (EUR 0.9754 per U.S. dollar).

RECENT DEVELOPMENTS

KFW

KfW’s Results for the Six Months Ended June 30, 2022

KfW is not required by law to prepare and publish interim financial statements in conformity with International Financial Reporting Standards as adopted by the European Union (“IFRS”) applicable to interim financial reporting. Accordingly, KfW only prepares selected interim financial information rather than a full set of interim financial statements. The following information is based on this selected unaudited interim financial information prepared by KfW on the basis of the recognition and measurement principles of IFRS applicable to interim financial reporting. This information is not necessarily indicative of the figures of KfW Group for the full year ending December 31, 2022.

KfW Group’s total assets increased by 0.1%, or EUR 0.3 billion, from EUR 551.0 billion as of December 31, 2021 to EUR 551.2 billion as of June 30, 2022. KfW Group’s operating result before valuation and promotional activities amounted to EUR 889 million for the six months ended June 30, 2022, compared to EUR 915 million for the corresponding period in 2021. The main driver for KfW Group’s operating result before valuation and promotional activities during the six months ended June 30, 2022, was net interest income. KfW Group’s operating result before valuation and promotional activities is before (i) risk provisions, (ii) net gains/losses from securities and investments, (iii) net gains/losses from hedge accounting and other financial instruments at fair value through profit or loss, and (iv) expenses relating to promotional activities. These valuation effects consisted mainly of the following:

•

Expenses for risk provisions for lending business in an amount of EUR 52 million for the six months ended June 30, 2022, compared to income in an amount of EUR 277 million for the corresponding period in 2021;

•

Positive effects in an amount of EUR 128 million as market values of securities and equity investments increased in the six months ended June 30, 2022, compared to positive effects of EUR 360 million for the corresponding period in 2021;

•

Net gains in an amount of EUR 142 million for the six months ended June 30, 2022 due to fair value changes of derivatives used exclusively for hedging purposes in closed risk positions, compared to net losses in an amount of EUR 70 million for the corresponding period in 2021(1); and

•

Expenses relating to promotional activities in an amount of EUR 120 million for the six months ended June 30, 2022, compared to expenses in an amount of EUR 44 million for the corresponding period in 2021.

KfW Group’s consolidated profit for the six months ended June 30, 2022 amounted to EUR 949 million, compared to a profit of EUR 1,396 million for the corresponding period in 2021.

(1)

KfW generally enters into derivative transactions to economically hedge interest and currency risks in connection with its financing and funding activities. Some economic hedging relationships entered into do not qualify for hedge accounting or the fair value option under IFRS. In these cases, only the fair value changes in the hedging instrument are recognized in the consolidated income statement as net gains/losses from other financial instruments at fair value through profit or loss, whereas fair value changes in the hedged instrument are not. As a result, the economic risk-mitigating effect of such hedging relationships is not reflected in the consolidated income statement.

Promotional Business Volume

The following table sets forth a breakdown of commitments by business sector for the six months ended June 30, 2022, compared to the corresponding period in 2021. KfW has decided to split its former business sector Promotion of developing countries and emerging economies with its two business areas KfW Development Bank and Deutsche Investitions- und Entwicklungsgesellschaft mbH (“DEG”) into two separate business sectors from 2022 onwards.

PROMOTIONAL BUSINESS VOLUME BY BUSINESS SECTOR*

	Six months ended June 30,		Year-to-Year
	2022	2021	% change
	(EUR in millions)		(in %)
SME Bank & Private Clients (Mittelstandsbank & Private Kunden)	47,314	36,622	29
Customized Finance & Public Clients (Individualfinanzierung & Öffentliche Kunden)	39,402	4,342	>100
KfW Capital	307	112	>100
Export and Project Finance (KfW IPEX-Bank)	6,026	6,507	-7
KfW Entwicklungsbank	1,434	1,533	-6
DEG – Deutsche Investitions- und Entwicklungsgesellschaft mbH	356	409	-13
Financial Markets	331	374	-11

Total Promotional Business Volume (1)(2)	95,139	49,848	91

*	Amounts in the table may not add up due to rounding differences.
(1)

Total promotional business volume for the six months ended June 30, 2022 has been adjusted for commitments of EUR 30 million, compared to EUR 50 million for the corresponding period in 2021, made by KfW IPEX-Bank relating to export and project finance and refinanced under certain of Mittelstandsbank’s promotional programs.

(2)

Commitments represent the volume of funds committed for loans and other business transactions (with the exception of global funding facilities and program-based global loans to Landesförderinstitute) in the relevant period, including amounts to be disbursed in future periods, and do not include amounts disbursed in the relevant period pursuant to commitments made in prior periods. In the case of global funding facilities and program-based global loans to the Landesförderinstitute, commitments represent the actual volume of funds disbursed in the relevant period.

KfW’s total promotional business volume increased to EUR 95.1 billion for the six months ended June 30, 2022, compared to EUR 49.8 billion for the corresponding period in 2021. The high promotional business volume for the six months ended June, 30, 2022 was primarily driven by an increase in loan commitments to energy companies in KfW’s business sector Customized Finance & Public Clients because of Russia’s invasion of Ukraine. For more information see “—Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special Mandates of the Federal Government” below and “Recent Developments—KfW—Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special Mandates of the Federal Government” in Exhibit (d) to KfW’s Annual Report on Form 18-K for the year ended December 31, 2021, filed on May 12, 2022 (the “Annual Report for 2021”).

Commitments in the SME Bank & Private Clients business sector amounted to EUR 47.3 billion for the six months ended June 30, 2022, compared to EUR 36.6 billion for the corresponding period in 2021. This significant increase was attributable to higher commitments in SME Bank, mainly under the KfW Renewable Energy Program and under the program Federal Funding for Efficient Buildings (Bundesförderung für effiziente Gebäude - “BEG”). Commitments in SME Bank under the KfW Renewable Energy Program amounted to EUR 4.5 billion for the six months ended June 30, 2022 and commitments under the program Federal Funding for Efficient Buildings (BEG) amounted to EUR 9.1 billion for the six months ended June 30, 2022. In addition, commitments in Private Clients decreased slightly to EUR 23.7 billion for the six months ended June 30, 2022, compared to EUR 24.4 billion for the corresponding period in 2021.

Commitments in the business sector Customized Finance & Public Clients amounted to EUR 39.4 billion for the six months ended June 30, 2022, compared to EUR 4.3 billion for the corresponding period in 2021. As explained above, this significantly increased promotional business volume for the six months ended June 30, 2022, was primarily driven by an increase in loan commitments to energy companies because of Russia’s invasion of Ukraine.

Commitments related to KfW Capital increased to EUR 307 million for the six months ended June 30, 2022, compared to EUR 112 million for the corresponding period in 2021.

Commitments in KfW’s Export and Project Finance business sector for the six months ended June 30, 2022 amounted to EUR 6.0 billion, compared to EUR 6.5 billion for the corresponding period in 2021. This decrease was mainly due to lower commitments made by KfW IPEX-Bank in the sectors Power and environment, Maritime industries and Infrastructure, which were only partially offset by higher commitments in the sectors Basic industries, Industries and services, Financial institutions, trade and commodity finance as well as Aviation, mobility and transport.

Commitments related to KfW Entwicklungsbank amounted to EUR 1.4 billion for the six months ended June 30, 2022, compared to EUR 1.5 billion for the corresponding period in 2021. This slight decrease was mainly driven by lower commitments with respect to Financial Cooperation Standard Loans and Grants (FZ-Standardkredite/Zuschüsse) and Mandates (FZ-Mandatarverträge), which were only partially offset by higher commitments with respect to Financial Cooperation Development Loans (FZ-Entwicklungskredite).

Commitments of DEG amounted to EUR 356 million for the six months ended June 30, 2022, compared to EUR 409 million for the corresponding period in 2021.

Commitments in KfW’s Financial Markets business sector amounted to EUR 331 million for the six months ended June 30, 2022, compared to EUR 374 million for the corresponding period in 2021, with all commitments in KfW’s Financial Markets business sector having been made under KfW’s green bond portfolio.

Sources of Funds

The volume of funding raised in the capital markets for the six months ended June 30, 2022 totaled EUR 56.6 billion, of which 58% was raised in euro, 24% in U.S. dollar and the remainder in 10 other currencies.

With respect to refinancing its funding requirements resulting from the KfW Special Program, KfW, as previously disclosed, since July 1, 2020 has had access to an additional source of financing of up to a total amount of EUR 100 billion through the German Economic Stabilization Fund (Wirtschaftsstabilisierungsfonds - “WSF”). As of June 30, 2022, refinancing in 2022 through the WSF totaled EUR 2.5 billion.

Capitalization and Indebtedness of KfW Group as of June 30, 2022

(EUR in millions)
Borrowings
Short-term funds	54,572
Bonds and other fixed-income securities	395,571
Other borrowings	51,445
Total borrowings	501,588
Equity
Paid-in subscribed capital (1)	3,300
Capital reserve	8,447
Reserve from the ERP Special Fund	1,191
Retained earnings	22,975
Fund for general banking risks	200
Revaluation reserve	-244
Total equity	35,869

Total capitalization	537,457

(1)

KfW’s equity capital, 80% of which is held by the Federal Government and the remaining 20% by the Länder, amounted to EUR 3,750 million as of June 30, 2022, of which EUR 3,300 million has been paid in pro rata by the Federal Government and the Länder.

The capitalization of KfW Group as of June 30, 2022 is not necessarily indicative of its capitalization to be recorded as of December 31, 2022.

KfW Group’s total equity as of June 30, 2022 was EUR 35,869 million, compared to EUR 34,207 million as of December 31, 2021. The increase of EUR 1,661 million in total equity reflected:

(i)	KfW Group’s consolidated profit of EUR 949 million for the six months ended June 30, 2022; and

(ii)	an increase of EUR 713 million of revaluation reserves due to valuation results recognized directly in equity relating to pensions and own credit risk.

In connection with the phase-in of the analogous application of banking supervisory law to KfW, the provisions of the EU Capital Requirements Regulation (Regulation EU No 575/2013, “CRR”), the German Banking Act (Kreditwesengesetz) and the German Solvency Regulation (Solvabilitätsverordnung), which require banks to have adequate own funds (Eigenmittel) for the conduct of their business, have become applicable to KfW by analogy with effect from January 1, 2016. In June 2017, KfW received the approval from the German Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht) to calculate its regulatory capital requirements following the advanced internal ratings-based approach (“IRBA”) for a large part of its portfolio as of June 30, 2017. In line with regulatory requirements, KfW intends to obtain additional approvals for other sub-portfolio segments and models in the future.

Based on the results for the six months ended June 30, 2022, KfW’s total capital ratio amounted to 24.7% and its Tier 1 capital ratio according to Article 92 of the CRR amounted to 24.6%, in each case as of June 30, 2022 (excluding the interim profit of the year to date)(2). The decrease of the total capital ratio and the Tier 1 capital ratio compared to March 31, 2022, when the total capital ratio amounted to 25.0% and the Tier1 Capital ratio amounted to 24.9%, was mainly due to methodological changes of credit risk valuation as well as overall market and business effects.

(2)	According to Article 26(2) CRR.

Other Recent Developments

Funding Volume for 2022

On July 11, 2022, KfW announced that due to KfW’s involvement in various initiatives to mitigate the economic and social consequences of the war in Ukraine and because of the high demand for promotional funds in the domestic market, KfW is raising its targeted volume of long-term funding to be raised in the capital markets in 2022 to EUR 90 billion from a previously announced range of EUR 80 billion to EUR 85 billion.

Impact of Russia’s Invasion of Ukraine on KfW

Special mandates of the Federal Government. Against the background of rising energy prices and Germany’s current dependency on energy imports from Russia, see also “Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine”, the Federal Government has recently requested that KfW engage in a number of activities under special mandates in accordance with article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäfte) with full protection of KfW. These activities are being, or will be, carried out at the Federal Republic’s economic risk.

Since the filing of the KfW’s Annual Report for 2021, the following developments regarding these activities have occurred:

-

On June 2, 2022, KfW entered into a credit facility agreement of up to EUR 800 million available until April 1, 2025, with an extension option until December 31, 2025, with Trading Hub Europe GmbH, the market area manager of gas supply networks in Germany. On June 24, 2022, KfW increased this credit facility agreement to EUR 15.0 billion.

-

On June 17, 2022, KfW entered into a credit facility agreement of up to EUR 9.8 billion available until December 31, 2022, with an extension option until June 14, 2028, with the gas and infrastructure company SEFE Securing Energy for Europe GmbH (formerly known as Gazprom Germania GmbH)

-

On January 4, 2022, KfW entered into a credit facility agreement of up to EUR 2.0 billion available until April 30, 2022 with the energy and gas company Uniper SE (“Uniper”). On March 30, 2022 Uniper and KfW agreed to extend the termination date of the facility to April 30, 2023. Within the scope of the intended increase of the credit facility provided to Uniper to up to EUR 9.0 billion as part of the package of measures to stabilize Uniper announced by the Federal Government on July 22, 2022, the credit facility was initially increased up to EUR 4.0 billion on August 2, 2022. The amount has been fully drawn-down by Uniper. A further increase of the credit facility in the near term by EUR 5.0 billion to the agreed up to EUR 9.0 billion is currently under preparation. For more information on the expected scope of the stabilization measures for Uniper as announced by the Federal Government on July 22, 2022, see “The Federal Republic—Recent Developments—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine.”

Depending on further developments with respect to Russia’s invasion of the Ukraine and related matters, the Federal Government may in principle request KfW to engage in further activities under special mandates at any time.

For more information on the Federal Government’s support for companies affected by Russia’s invasion of Ukraine and related sanctions as well as other measures taken in response to Russia’s invasion of Ukraine, see “—Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine.”

Strategic Shareholdings

Eurogrid GmbH. In July 2022, the Federal Government mandated KfW, pursuant to and in accordance with the original mandate of July 2018 and article 2 paragraph 4 of the KfW Law (Zuweisungsgeschäft), to contribute an amount of EUR 50 million via KfW’s wholly-owned subsidiary Selent Netzbetreiber GmbH into the capital reserves of Eurogrid GmbH. The amount was provided to Eurogrid GmbH on August 5, 2022. Under the mandate, KfW is fully covered by the Federal Republic against any economic risks resulting from its investment.

THE FEDERAL REPUBLIC OF GERMANY

Overview of Key Economic Figures

The following economic information regarding the Federal Republic is derived from the public official documents cited below. Certain of the information is preliminary.

Gross Domestic Product (GDP)

GROSS DOMESTIC PRODUCT

(adjusted for price, seasonal and calendar effects) (1)

Reference period	Percentage change on the previous quarter	Percentage change on the same quarter in previous year
2nd quarter 2021	2.0	10.1
3rd quarter 2021	0.7	1.9
4th quarter 2021	0.0	1.2
1st quarter 2022	0.8	3.6
2nd quarter 2022	0.0	1.4

(1)	Adjustment for seasonal and calendar effects according to the Census X13 method.

Germany’s gross domestic product (“GDP”) was unchanged in the second quarter of 2022 compared to the first quarter of 2022 after adjustment for price, seasonal and calendar effects. The economy was supported mainly by household and government final consumption expenditure, whereas the balance of exports and imports had a downward effect on economic growth. The difficult framework conditions in the global economy, including the COVID-19 pandemic, interruptions in supply chains and the war in Ukraine, are clearly reflected in the short-term economic development trends.

Compared to the second quarter of 2021, when the German economy had been significantly affected by the consequences of the third wave of the COVID-19 pandemic, price- and calendar-adjusted GDP in the second quarter of 2022 increased by 1.4%. GDP was still 0.2% lower (price, seasonally and calendar adjusted) in the second quarter of 2022 than in the fourth quarter of 2019, the last quarter unaffected by the COVID-19 pandemic in Germany.

Due to the continuing COVID-19 pandemic and the war in Ukraine, these results are subject to larger uncertainties than usual.

The Federal Statistical Office reviewed the results published earlier and included new statistical information in the calculations (as from 2018), as usual. This resulted in changes of -1.0 to +1.2 percentage points of the price-adjusted GDP data published so far, with the relatively large revisions as of 2020 being due to the larger uncertainty involved in calculating data for the years affected by the Covid-19 pandemic.

Source: Federal Statistical Office, Gross domestic product stagnant in the 2nd quarter of 2022, press release of July 29, 2022 (https:/www.destatis.de/EN/Press/2022/07/PE22_322_811.html).

Inflation Rate

INFLATION RATE

(based on overall consumer price index)

Reference period	Percentage change on the previous month	Percentage change on the same month in previous year
July 2021	0.9	3.8
August 2021	0.0	3.9
September 2021	0.0	4.1
October 2021	0.5	4.5
November 2021	-0.2	5.2
December 2021	0.5	5.3
January 2022	0.4	4.9
February 2022	0.9	5.1
March 2022	2.5	7.3
April 2022	0.8	7.4
May 2022	0.9	7.9
June 2022	0.1	7.6
July 2022	0.9	7.5

The inflation rate in Germany, measured as the year-on-year change in the consumer price index, stood at 7.5% in July 2022, reflecting a slight decrease compared to June 2022 (+7.6%) and May 2022 (+7.9%), but remaining at a high level clearly above 7%. The high inflation rate continues to be driven by price increases for energy products, which have been slightly offset by the downward effects of two measures of the Federal Government’s relief package, the subsidized use of public transport and a fuel tax relief. Both measures were introduced as of June 1, 2022, for a period of three months and have had a downward effect on prices in public regional and short-distance passenger transport and motor fuel prices, respectively. In addition, the Renewable Energy Sources Act levy (EEG-Umlage) was abolished as of July 2022, which had a slight downward effect on the increase of energy prices. Despite these special effects, the increase in prices of all energy products caused by Russia’s invasion of Ukraine is still a major factor affecting the inflation rate. Additional factors include delivery bottlenecks due to interruptions in supply chains and marked price increases at upstream stages in the economic process, leading to price rises not only for energy products, but also for other goods and services, in particular many food products.

Prices of goods (total) increased by 14.1% from July 2021 to July 2022. Energy prices in July 2022 increased by 35.5% compared to July 2021, following a 38.0% increase in June 2022 compared to June 2021. In July 2022, the increase in electricity prices was 18.1%, decreasing slightly especially due to the abolishment of the Renewable Energy Sources Act levy (June 2022: +22.0%). The increase in motor fuel prices was 23.0% in July 2022, slowing compared to May and June 2022 (+41.0% and +33.2%) as a result of the fuel tax relief effect in June 2022. Prices of other energy products also rose markedly from July 2021 to July 2022, with prices for heating oil and natural gas increasing by 102.6% and 75.1%, respectively. Despite governmental relief measures, the increase in energy prices was thus significantly higher than the overall inflation rate due to several factors, including international energy purchase prices and the CO2 surcharge. Food prices rose considerably by 14.8% in July 2022 compared to July 2021, rising for the fifth month in a row. Price rises were recorded for all food groups in July 2022, with two-digit price increases being recorded for edible fats and oils (+44.2%) and for dairy products and eggs (+24.2%), but also for other food groups such as meat and meat products (+18.3%). The prices of non-durable consumer goods (total) increased by 18.8% and those of durable consumer goods by 5.4% in July 2022. Excluding energy prices, the inflation rate in July 2022 would have been 4.4%; excluding energy and food prices, it would have been 3.2%.

In July 2022, the prices of services (total) increased by 2.0% compared to July 2022. In June 2022, the rate of price increase had been 2.1%. A major reason for the slower price increase in June 2022 was the introduction of the subsidized use of public transport, which led to marked price reductions in public passenger transport. Prices decreased both for rail tickets in short-distance transport (-43.9%) and for the combined tickets for rail, bus and the like (-63.0%). Also, similar to the previous months, services of social facilities (-2.2%) and telecommunications services (-1.2%) decreased. Net rents exclusive of heating expenses increased by 1.7%. In addition, the prices of some services went up considerably, including the maintenance and repair of dwellings and residential buildings (+14.2%) and of vehicles (+6.7%).

Compared to June 2022, the consumer price index rose by 0.9% in July 2022. In the vacation month of July, in particular, prices of package holidays increased (+15.2%). Households again had to pay more for food in general (+2.3%, including dairy products: +9.2%). Energy prices (total) fell slightly (-0.3%), with motor fuel prices falling by 5.3% and electricity prices by 3.3%. The latter was mainly due to the abolishment of the EEG surcharge. However, there were also price increases in the energy sector, especially for natural gas (+9.2%). The prices of clothing and footwear were down (-2.7%), mainly due to reductions in the prices of summer articles.

Sources: Federal Statistical Office, Short-term indicators: Price indices at a glance (consumer prices, retail prices, producer prices, selling prices in wholesale trade, import prices, export prices). Tables with values and rates of change (https://www.destatis.de/EN/Themes/Economy/Short-Term-Indicators/Prices/pre110.html); Federal Statistical Office, Inflation rate slightly down again to +7.5% in July 2022, press release of August 10, 2022 (https://www.destatis.de/EN/Press/2022/08/PE22_336_611.html).

Unemployment Rate

UNEMPLOYMENT RATE

(percent of unemployed persons in the total labor force according to the

International Labour Organization (ILO) definition) (1)

Reference period	Original percentages	Adjusted percentages (2)
June 2021	3.6	3.6
July 2021	3.4	3.5
August 2021	3.4	3.5
September 2021	3.3	3.4
October 2021	3.1	3.3
November 2021	3.2	3.3
December 2021	3.0	3.2
January 2022	3.3	3.1
February 2022	3.1	3.0
March 2022	2.8	2.9
April 2022	3.2	2.9
May 2022	2.7	2.9
June 2022	3.0	2.8

(1)	The time series on unemployment are based on the German Labour Force Survey.
(2)	Trend cycle component (X-13-ARIMA method using JDemetra+; calculation by Eurostat).

Compared to June 2021, the number of employed persons in June 2022 increased by approximately 588,000 or 1.3%. Compared to May 2022, the seasonally adjusted number of employed persons in June 2022 increased by approximately 27,000 or 0.1%. On a seasonally adjusted basis, the number of persons in employment in June 2022 was up by 0.3%, or 140,000 persons, compared to February 2020, the month before the COVID-19 pandemic began in Germany.

In June 2022, the number of unemployed persons declined by approximately 244,000 or 16.0% compared to June 2021. Adjusted for seasonal and irregular effects, the number of unemployed persons in June 2022 stood at 1.24 million, reflecting a decline of 0.4% compared to May 2022.

It should be noted that according to the employment account and labor force survey concepts, workers in short-time work schemes (Kurzarbeit) are not counted as unemployed persons but as persons in employment.

Sources: Federal Statistical Office, June 2022: continued increase in employment in Germany, press release of July 29, 2022 (https://www.destatis.de/EN/Press/2022/07/PE22_321_132.html); Federal Statistical Office, Genesis-Online Datenbank, Result 13231-0001, Unemployed persons, persons in employment, economically active population, unemployment rate: Germany, months, original and adjusted data (https://www-genesis.destatis.de/genesis/online?sequenz=tabelleErgebnis&selectionname=13231-0001&zeitscheiben=2&leerzeilen=false&language=en#abreadcrumb).

Current Account and Foreign Trade

CURRENT ACCOUNT AND FOREIGN TRADE

	(balance in EUR billions) (1)
Item	January- June 2022	January- June 2021
Goods	61.7	104.3
Services	-9.6	9.7
Primary income	53.0	50.4
Secondary income	-28.0	-25.5

Current account	77.1	138.9

(1)	Figures may not add up due to rounding; cumulated year-to-date figures computed by KfW on the basis of monthly figures.

Source: Deutsche Bundesbank, Wichtige Posten der Zahlungsbilanz, press release of August 11, 20221 (https://www.bundesbank.de/resource/blob/895742/5062a246a44de021e4e51c80ac52b71e/mL/2022-08-11-zahlungsbilanz-anlage-data.pdf).

Other Recent Developments

Germany’s Response to Russia’s Invasion of Ukraine

In response to the rising energy prices driven by uncertainties in the energy markets, which have been exacerbated as a result of Russia’s invasion of Ukraine, the Federal Government has implemented comprehensive relief and support measures for consumers and companies as described under “Recent Developments—Federal Republic of Germany—Other Recent Developments—Germany’s Response to Russia’s Invasion of Ukraine” in Exhibit (d) of KfW’s Annual Report for 2021.

With the supply of natural gas from Russia significantly reduced despite supply obligations, the Federal Government announced on July 22, 2022, that it will provide a package of measures to stabilize the energy and gas company Uniper, Germany’s largest importer of Russian natural gas and a major energy provider in Germany, which is facing substantial difficulties resulting from supply shortages of natural gas. The stabilization measures, in an aggregate amount of up to EUR 15.0 billion, are expected to include the Federal Government taking a 30% equity stake in the company and an increase of the credit facility provided to Uniper by KfW from EUR 2.0 billion to EUR 9.0 billion. The Federal Government is to be represented on Uniper’s supervisory board. In addition, there are to be limitations on compensation for the group management board and a prohibition on dividends. For information on KfW’s current involvement in the stabilization measures for Uniper, see “KfW—Other Recent Developments—Impact of Russia’s Invasion of Ukraine on KfW—Special mandates of the Federal Government” above. The stabilization measures are predicated on the understanding that importers of Russian natural gas will be able to pass on the majority of the additional costs they incur to substitute the missing imports of Russian natural gas to their customers. Against this background, the Federal Government intends to provide certain relief measures for German retail and business customers affected by increased energy costs.

The Federal Government is also further increasing its efforts to reduce Germany’s dependence on imports of natural gas from Russia by accelerating the legally stipulated filling of gas storage tanks, adopting measures to reduce natural gas consumption in the production of energy (e.g., by replacing natural gas power plants with brown coal-fired power plants, expanding biogas generation and promoting the generation of solar power) and expanding energy efficiency and savings measures in the public sector, the private sector and private households. These efforts are in line with the agreement of the EU Member States to reduce the consumption of natural gas, see “—EU Response to Russia’s Invasion of Ukraine” below.

In early June 2022, the final legislative acts were taken to enable the establishment of the Special Fund for the Federal Armed Forces (Sondervermögen Bundeswehr) (the “Special Fund”). The Special Fund has its own one-off credit authorization of up to EUR 100 billion and is exempted from the debt ceiling of the “debt brake”. The Special Fund will receive no allocation from the federal budget and will be administered separately. It will be available over the course of several years and can be drawn on as needed. The additional investments from the Special Fund will enable the Federal Government to invest 2% of GDP per year in defense, in line with Germany’s NATO commitment.

Sources: The Federal Government, Questions and answers, What will the relief packages deliver in practice, July 25, 2022 (https://www.bundesregierung.de/breg-en/news/relief-faq-2065498); The Federal Government, Strong European solidarity, Securing the gas supply for the winter, July 26. 2022 (https://www.bundesregierung.de/breg-en/news/energy-security-package-2065896); The Federal Government, Securing energy supplies, Federal government buys stake in Uniper energy company, July 22, 2022 (https://www.bundesregierung.de/breg-en/news/federal-government-uniper-2065506); Die Bundesregierung, Gasumlage ab 1. Oktober 2022, Preisanpassung zur Stabilisierung des Gasmarkts, August 4, 2022 (https://www.bundesregierung.de/breg-de/themen/klimaschutz/gaspreisanpassung-umlage-2068832); Die Bundesregierung, Gemeinsame Pressemitteilung von Bundeskanzleramt, Bundesministerium für Wirtschaft und Klimaschutz, Bundesfinanzministerium - Bundesregierung verständigt sich auf finanzielle Unterstützung für Uniper und kündigt weitere Entlastungen an, press release of July 22, 2022 (https://www.bundesregierung.de/breg-de/suche/gemeinsame-pressemitteilung-von-bundeskanzleramt-bundesministerium-fuer-wirtschaft-und-klimaschutz-bundesfinanzministerium-bundesregierung-verstaendigt-sich-auf-finanzielle-unterstuetzung-fuer-uniper-und-kuendigt-weitere-entlastungen-an-2064186#:~:text=Die%20Bundesregierung%20hat%20sich%20deshalb,Januar%202023%20in%20Kraft%20treten); Bundesministerium für Wirtschaft und Klimaschutz, Weiter niedrige Gasflüsse durch Nord Stream 1 - Bundesministerium für Wirtschaft und Klimaschutz legt zusätzliches Energiesicherungspaket vor – Habeck: „Wir müssen uns für den Winter wappnen.“, press release of July 21, 2022 (https://www.bmwk.de/Redaktion/DE/Pressemitteilungen/2022/07/20220721-bundesministerium-fur-wirtschaft-und-klimaschutz-legt-zusatzliches-energiesicherungspaket-vor.html); Die Bundesregierung, Mehr Unabhängigkeit bei Kohle, Gas und Öl, Die wichtigsten Fragen und Antworten zum Thema Energiesicherheit, August 9, 2022 (https://www.bundesregierung.de/breg-de/themen/klimaschutz/faq-energiesicherheit-2067498); Bundesministerium der Verteidigung, Bundesrat billigt Geseztesönderung zum Sondervermögen für die Bundeswehr, June 10, 2022 (https://www.bmvg.de/de/aktuelles/sondervermoegen-bundeswehr-bundesrat-gibt-gruenes-licht-5445802); The Federal Government, Bundestag approves special fund, 100 billion euros for a powerful Federal Armed Forces, June 3, 2022 (https://www.bundesregierung.de/breg-en/search/special-fund-federal-armed-forces-2047910).

EU Response to Russia’s Invasion of Ukraine

Apart from continuing to roll out measures to support Ukraine and the Ukrainian people and further expanding economic sanctions concerning Russia in response to Russia’s invasion of Ukraine over the past weeks and months, in an effort to increase EU security of energy supply, the EU Member States in late July 2022 reached a political agreement on a voluntary reduction of natural gas demand this coming winter. Specifically, the EU Member States agreed to reduce their gas demand by 15% compared to their average consumption in the past five years, between August 1, 2022 and March 31, 2023, with measures of their own choice. The related Council Regulation on coordinated demand reduction measures for gas forsees the possibility to trigger a “Union alert” on security of supply, in which case the gas demand reduction, subject to certain exemptions and derogations, would become mandatory. This regulation follows other initiatives already in progress to improve the EU’s resilience and security of gas supply, including, e.g., a gas storage regulation and the creation of an EU energy platform for joint purchases.

Sources: European Council, Member states commit to reducing gas demand by 15% next winter, press release of July 26, 2022 (https://www.consilium.europa.eu/en/press/press-releases/2022/07/26/member-states-commit-to-reducing-gas-demand-by-15-next-winter/); Council of the EU, Extraordinary Transport, Telecommunications and Energy Council (Energy), Main Results, July 26, 2022 (https://www.consilium.europa.eu/en/meetings/tte/2022/07/26/); European Council, EU Solidarity with Ukraine, last reviewed on July 27, 2022 (https://www.consilium.europa.eu/en/policies/eu-response-ukraine-invasion/eu-solidarity-ukraine/); European Commission, EU assistance to Ukraine, accessed on August 10, 2022 (https://ec.europa.eu/info/strategy/priorities-2019-2024/stronger-europe-world/eu-solidarity-ukraine/eu-assistance-ukraine_en); European Council, EU sanctions against Russia explained, last reviewed on July 22, 2022 (https://www.consilium.europa.eu/en/policies/sanctions/restrictive-measures-against-russia-over-ukraine/sanctions-against-russia-explained/); European Commission, Sanctions adopted following Russia’s military aggression against Ukraine, accessed on August 10, 2022 (https://ec.europa.eu/info/business-economy-euro/banking-and-finance/international-relations/restrictive-measures-sanctions/sanctions-adopted-following-russias-military-aggression-against-ukraine_en#sanctions); European Commission, EU sanctions against Russia following the invasion of Urkaine, accessed on August 10, 2022 (https://ec.europa.eu/info/strategy/priorities-2019-2024/stronger-europe-world/eu-solidarity-ukraine/eu-sanctions-against-russia-following-invasion-ukraine_en#relatedlinks).

Monetary Policy

On July 21, 2022, in line with its strong commitment to its price stability mandate, the Governing Council of the European Central Bank (“ECB”) decided to raise the three key ECB interest rates by 50 basis points and approved the Transmission Protection Instrument (“TPI”) with a view to ensuring that inflation returns to its 2% target over the medium term. The Governing Council also stated that further normalisation of interest rates will be appropriate at its upcoming meetings and that it will transition to a meeting-by-meeting approach to interest rate decisions. Furthermore, the Governing Council announced that it will evaluate options for remunerating excess liquidity holdings in the context of its policy normalisation.

The Governing Council assessed the establishment of the TPI to be necessary to support the effective transmission of monetary policy across all euro area countries, with the singleness of the Governing Council’s monetary policy being a precondition for the ECB to be able to deliver on its price stability mandate. Under the TPI, subject to fulfilling established criteria (relating, in particular, to compliance with the EU fiscal framework, the absence of severe macroeconomic imbalances, fiscal sustainability and sound and sustainable macroeconomic policies), the Eurosystem will be able to make secondary market purchases of securities issued in jurisdictions experiencing a deterioration in financing conditions not warranted by country-specific fundamentals, to counter risks to the transmission mechanism to the extent necessary. According to the Governing Council, the TPI will be an addition to its toolkit and can be activated to counter unwarranted or disorderly market dynamics that pose a serious threat to the transmission of monetary policy across the euro area. The scale of TPI purchases will depend on the severity of the risks facing policy transmissions and purchases are not restricted from the outset.

Notwithstanding the introduction of the TPI, the Governing Council stated that it intends to continue reinvesting, in full, the principal payments from maturing securities purchased under the asset purchase program (APP) for an extended period of time past the date when it starts raising the key ECB interest rates and, in any case, for as long as necessary to maintain ample liquidity conditions and an appropriate monetary policy stance. With respect to the pandemic emergency purchase program (“PEPP”), the Governing Council intends to reinvest the principal payments from maturing securities purchased under the program until at least the end of 2024 and, in any case, the future roll-off of the PEPP portfolio will be managed to avoid interference with the appropriate monetary policy stance. Redemptions coming due in the PEPP portfolio will continue to be reinvested flexibly, with a view to countering risks to the transmission mechanism related to the pandemic.

The Governing Council also stated that it will continue to monitor bank funding conditions and ensure that the maturing of operations under the third series of targeted longer-term refinancing operations (TLTRO III) does not hamper the smooth transmission of its monetary policy. It also intends to regularly assess how targeted lending operations are contributing to its monetary policy stance.

Finally, the Governing Council reiterated that it stands ready to adjust all of its instruments within its mandate to ensure that inflation stabilizes at its 2% target over the medium term.

Sources: European Central Bank, Combined monetary policy decisions and statement, dated July 21, 2022 (https://www.ecb.europa.eu/press/pressconf/shared/pdf/ecb.ds220721~de2b7f0639.en.pdf); European Central Bank, Monetary policy decisions, press release of July 21, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.mp220721~53e5bdd317.en.html); European Central Bank, The Transmission Protection Instrument, press release of July 21, 2022 (https://www.ecb.europa.eu/press/pr/date/2022/html/ecb.pr220721~973e6e7273.en.html).

General Considerations Relating to the COVID-19 Pandemic

According to the European Center for Disease Prevention and Control, at the end of the week ended July 31, 2022 (“week 30”), while overall 14-day case notifications remain high in the EU and the European Economic Area (“EU/EEA”) (842.5 cases per 100 000 population), transmission has been falling, as shown by both overall case notification rate (22% decrease compared to previous week) and case rates amongst people aged 65 years and older (16% decrease compared to previous week). Despite the overall declining trend for the EU/EEA, the epidemiological situation remains heterogenous. As vaccination coverage varies across the region, it remains important to continue monitoring severity indicators. Of the total population in EU/EEA countries, 72.8% had been fully vaccinated, i.e., received a primary course of vaccinations, 52.9% had received a first booster dose and 5.1% had received a second booster dose, whereas 75.4% had received at least one vaccine dose as of the end of week 30.

In Germany, infection rates have decreased significantly in week 30, but infection pressure remains high in all age groups as does the burden on capacity in the public health care system. In the coming weeks there are expected to be a continuously high numbers of hospitalizations, patients requiring intensive care and deaths associated with COVID-19. The Omicron subline B.A.5 has been dominant since mid-June 2022, with the proportion of the Omicron sublines B.A.2 and B.A.4 decreasing. The vaccination rate in the German population has remained more or less unchanged over the past few weeks, with mainly second booster doses being administered. Of the total German population, 76.2% had been fully vaccinated, 61.9% had received a first booster dose and 8.2% a second booster dose, whereas 77.9% had received at least one vaccine dose as of August 10, 2022.

Sources: European Centre for Disease Prevention and Control, Country overview report: week 30 2022, produced on August 4, 2022 (https://www.ecdc.europa.eu/en/covid-19/country-overviews); Robert Koch Institut, Wöchentlicher Lagebericht des RKI zur Coronavirus-Krankheit-2019 (COVID-19), August 4, 2022 (https://www.rki.de/DE/Content/InfAZ/N/Neuartiges_Coronavirus/Situationsberichte/Wochenbericht/Wochenbericht_2022-08-04.pdf?__blob=publicationFile); Bundesministerium für Gesundheit, Impf-Dashboard, as of May 11, 2022 (https://impfdashboard.de/).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant KfW has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized.

KfW

By:	/s/ PETRA WEHLERT
	Name:	Petra Wehlert
	Title:	First Vice President

By:	/s/ JOCHEN LEUBNER
	Name:	Jochen Leubner
	Title:	Vice President

Date: August 11, 2022